Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278293

Prospectus Supplement No. 6

(To Prospectus dated April 5, 2024)

VinFast Auto Ltd.

5,100,000 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated April 5, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-278293). The Prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt company (“Yorkville”), of up to 5,100,000 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”). The ordinary shares included in this prospectus consist of ordinary shares issuable to Yorkville upon the conversion of a certain convertible debenture (the “Convertible Debenture”) in an aggregate principal amount of $50,000,000 issued pursuant to a Securities Purchase Agreement that we entered into with Yorkville on December 29, 2023 (the “Yorkville Securities Purchase Agreement”). At any time on or after the Convertible Debenture is issued and remains outstanding, Yorkville is entitled to convert any portion of the outstanding and unpaid principal amount of the Convertible Debenture, together with any accrued but unpaid interest, into ordinary shares at a Conversion Price (as defined herein) of $10.00 per share in accordance with the terms thereof. See “Convertible Debenture” for a description of the Convertible Debenture and “Selling Securityholder” for additional information regarding Yorkville.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On July 12, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $4.85 per ordinary share and $0.50 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 15, 2024

Delivery Results for the Second Quarter of 2024 and an Update Regarding VinFast’s North Carolina Manufacturing Facility Development Plans

For the second quarter of 2024, VinFast Auto Ltd. (“VinFast”) delivered 12,058 vehicles, representing an increase of 24% quarter-over-quarter and an increase of 26% compared to the same period of last year. Through 1H2024, VinFast has delivered 21,747 vehicles, up by 92% compared to 1H2023.

In addition, VinFast has made the strategic decision to adjust the timeline for the launch of its North Carolina manufacturing facility, which is now expected to begin production in 2028. This decision will allow VinFast to optimize its capital allocation and manage its short-term spending more effectively, focusing more resources on supporting near-term growth targets and strengthening existing operations.